January 27, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Ankam Inc. Amendment No. 4 Registration Statement on Form S-1 Filed November 2, 2021 File No. 333-255392

Ladies and Gentlemen:

We are submitting this letter on behalf of Ankam Inc. (the “Company”) in response to an email from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated November 8, 2021 relating to the Company’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-255392) filed with the Commission on November 2, 2021 (the “Registration Statement”), which said the SEC had no more comments to the Ankam S-1 Registration Statement.

The Company will file with the Commission an Amendment No.5 Registration Statement on Form S-1 including the updated Financial Statement as of November 30, 2021.

Sincerely,

/s/ Georgii Salbiev

President of Ankam Inc.